July 18, 2014

RE: Get cash now from your Strategic Storage Trust, Inc. investment.

Dear Investor,

Good news!  Now you can sell your Strategic Storage Trust investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $7.25 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Strategic Storage to decide if or when you get your money back. But our offer expires on September 4, 2014, so you must act soon.

Why take advantage of this opportunity today?

•
Guarantee your cash now. Strategic Storage Trust recently stated that it “has been and is continuing to explore certain strategic alternatives to create stockholder liquidity". There can be no guarantee that a liquidity event will occur or that investors receive more than the amount we are offering to pay.

•	No redemption program. In 2013 the company terminated its share redemption program, leaving you without that liquidity option.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Strategic Storage Trust can be very difficult to sell. It can take weeks or months to find an interested buyer and Strategic Storage Trust may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Strategic Storage Trust confirms the transfer.  MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
Chairman

P.S. Remember, this offer expires September 4, 2014 (unless extended). So fill out and mail in the Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 3,000,000 Shares at a price of $7.25 per Unit, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/strategic.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON September 4, 2014, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Units made pursuant to the Offer is irrevocable, except that Unitholders who tender their Units in response to the Offer will have the right to withdraw their tendered Units at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Units to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Units to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.